Exhibit 1

FOR IMMEDIATE RELEASE

March 16, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Announcement of Year-end Dividend Increase for Fiscal Year 2003

Nissin Co., Ltd. (“Nissin”) hereby announces that its Board of Directors today adopted a resolution to increase its year-end dividend for the fiscal year ending March 31, 2004 to the per-share amount described below.

The increased dividend will become effective following its authorization at Nissin’s next Annual General Meeting of Shareholders, scheduled for late June 2004.

1.     Rationale for Increased Dividend

Nissin expects its earnings results for the current fiscal year to be more favorable than the forecasts announced at the end of the 3rd quarter of this fiscal year, despite the depressed economic climate in which Nissin operates.

Nissin believes in acknowledging and further developing the loyalty of its shareholders. Consistent with this belief, Nissin will declare a regular year-end dividend of ¥4.75 per share, which is ¥1 greater than initially planned.

Accordingly, dividend payments for the entire fiscal year will amount to ¥8.5 per common share.

2.     Dividend Payments for the Fiscal Year Ending March 31, 2004

	Interim	Year-end	Total annual
	per-share amount	per-share amount	per-share amount
As planned previously (November 4, 2003)	¥3.75	¥3.75	¥7.5
As revised today (March 16, 2004)	3.75	4.75	8.5
As distributed for the prior year (Year ended March 2003)	6.5	8.5	15

Note: Nissin carried out a 2-for-1 stock split on May 22, 2003. Dividend per-share amounts for the year ended March 31, 2003 have not been retroactively adjusted.

3.     Statements About Future Projections

This press release contains forward-looking statements concerning the Company’s intentions, belief, current and future projections, and the management’s intention, beliefs, current and future projections concerning business performances and financial conditions. All of these statements about the future represent our estimates based on information available at this time. Therefore, these statements do not guarantee any future results but involve potential risks and uncertainties, and that because of various factors, actual results may differ significantly from the statements about future projections. Potential risks and uncertainties that could cause our actual results to differ materially from our expectations include, among other things:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy rates;

•	competition from large consumer finance companies and other financial institutions;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;

•	potential changes to legislation, including restrictions on interest rates, to regulations for the money lending business and to government policy, including Japan’s monetary policy;

•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	reliability of information or technological systems and networks.

Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.